                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                            MEDALLION FINANCIAL CORP.
       ------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                    583928106
       ------------------------------------------------------------------
                                 (CUSIP Number)

                               DECEMBER 31, 2003
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ X ]    Rule 13d-1(b)
      [   ]    Rule 13d-1(c)
      [   ]    Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No.          583928106
          --------------------------
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     American Century Investment Management, Inc.   44-0640487
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2.   Check the Appropriate Box if a Member of a Group. (See Instructions)

         (a) [   ]

         (b) [   ]
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3.   SEC Use Only.

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4.   Citizenship or Place of Organization.

     Delaware
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Number of         5. Sole Voting Power.                                    N/A

Shares Bene-      --------------------------------------------------------------

ficially Owned    6.  Shared Voting Power.                                 N/A

by Each           --------------------------------------------------------------

Reporting         7.  Sole Dispositive Power.                              N/A

Person With:      --------------------------------------------------------------

                  8. Shared Dispositive Power.                             N/A

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person.         N/A

10.  Check if the  Aggregate  Amount in Row (9)  Excludes  Certain  Shares.
     (See Instructions) [  ]

11. Percent of Class Represented by Amount in Row. (9)                     N/A

12.  Type of Reporting Person. (See Instructions)                           IA

Item 1.

          (a)  Name of Issuer.

               Medallion Financial Corp.

          (b)  Address of Issuer's Principal Executive Offices.

               437 Madison Avenue
               New York, New York  10022

Item 2.

          (a)  Name of Person Filing.

               American Century Investment Management, Inc.

          (b)  Address of Principal Business Office or, if none, Residence.

               4500 Main Street
               9th Floor
               Kansas City, MO  64111

          (c)  Citizenship.

               Delaware

          (d)  Title of Class of Securities.

               Reference is made to the cover page of this filing.

          (e)  CUSIP Number.

               Reference is made to the cover page of this filing.

Item 3.  American  Century  Investment  Management,  Inc. is an investment adviser in accordance with Section 240.13d-1(b)(1) (ii)(E).

Item 4.  Ownership.

         Reference is made to Items 5-9 and 11 on the cover pages of this filing.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this  statement  is being  filed to report  the fact that as of the date hereof the reporting  person has ceased to be the beneficial  owner of more than five percent of the class of securities, check the following [ X ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Various   persons,   including  the   investment   companies  and  separate
institutional  investor  accounts that American Century  Investment  Management,
Inc.  ("ACIM")  serves as investment  adviser,  have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this schedule. Except as may be otherwise indicated if this is a joint filing, not more than 5% of the class of securities that is the subject of this schedule is owned by any one client advised by ACIM.

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred to above were  acquired  and are held in the  ordinary course of business  and were not acquired and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the securities  and were not  acquired and are not held in  connection  with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

February 13, 2004               AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.

                                By: /s/ Charles A. Etherington
                                    ----------------------------------------
                                    Charles A. Etherington
                                    Assistant Secretary